Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated June 24, 2024 relating to the

Preliminary Prospectus Supplement dated June 24, 2024

to Prospectus dated April 26, 2022

Registration Statement No. 333-264493

Pricing Term Sheet

$750,000,000 4.950% Senior Notes due 2027

$750,000,000 4.950% Senior Notes due 2031

Issuer:	Waste Management, Inc.
Guarantor:	Waste Management Holdings, Inc.
Ratings:*	Moody’s: A3 S&P: A- Fitch: A-
Trade Date:	June 24, 2024
Settlement Date:**	T+7; July 3, 2024
Principal Amount:	2027 Notes: $750,000,000 2031 Notes: $750,000,000
Maturity Date:	2027 Notes: July 3, 2027 2031 Notes: July 3, 2031
Coupon:	2027 Notes: 4.950% 2031 Notes: 4.950%
Benchmark Treasury:	2027 Notes: 4.625% due June 15, 2027 2031 Notes: 4.625% due May 31, 2031
Benchmark Treasury Price and Yield:	2027 Notes: 100-13 ¼ / 4.474% 2031 Notes: 102-06+ / 4.254%
Spread to Benchmark Treasury:	2027 Notes: +52 basis points 2031 Notes: +80 basis points
Yield to Maturity:	2027 Notes: 4.994% 2031 Notes: 5.054%
Price to Public:	2027 Notes: 99.879% of the principal amount 2031 Notes: 99.393% of the principal amount
Net Proceeds (before expenses):	$1,489,665,000
Interest Payment Dates:	2027 Notes: Semi-annually on January 3 and July 3, commencing on January 3, 2025 2031 Notes: Semi-annually on January 3 and July 3, commencing on January 3, 2025

Optional Redemption:

2027 Notes: Prior to June 3, 2027 (one month prior to the maturity date), the 2027 Notes are redeemable at the option of the issuer, in whole or in part, at any time and from time to time, at a redemption price equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2027 Notes matured on June 3, 2027) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 10 basis points, less (b) interest accrued to the redemption date, and (2) 100% of the principal amount of the 2027 Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after June 3, 2027 (one month prior to the maturity date), the 2027 Notes are redeemable at the option of the issuer, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2027 Notes to be redeemed, plus accrued and unpaid interest thereon to the redemption date.

2031 Notes: Prior to May 3, 2031 (two months prior to the maturity date), the 2031 Notes are redeemable at the option of the issuer, in whole or in part, at any time and from time to time, at a redemption price equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2031 Notes matured on May 3, 2031) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points, less (b) interest accrued to the redemption date, and (2) 100% of the principal amount of the 2031 Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after May 3, 2031 (two months prior to the maturity date), the 2031 Notes are redeemable at the option of the issuer, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2031 Notes to be redeemed, plus accrued and unpaid interest thereon to the redemption date.

CUSIP/ISIN:	2027 Notes: 94106L BX6 / US94106LBX64 2031 Notes: 94106L BY4 / US94106LBY48

Joint Book-Running Managers:

BNP Paribas Securities Corp.

SMBC Nikko Securities America, Inc.

Truist Securities, Inc.

Wells Fargo Securities, LLC

MUFG Securities Americas Inc.

PNC Capital Markets LLC

RBC Capital Markets, LLC

U.S. Bancorp Investments, Inc.

Co-Managers:	Deutsche Bank Securities Inc. Goldman Sachs & Co. LLC Academy Securities, Inc. Loop Capital Markets LLC Siebert Williams Shank & Co., LLC Stern Brothers & Co.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review or withdrawal at any time.

** The issuer expects delivery of the notes will be made against payment therefor on or about July 3, 2024, which is the seventh business day following the date of pricing of the notes (such settlement being referred to as “T+7”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to one business day before delivery will be required, by virtue of the fact that the notes initially will settle in T+7, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisers.

The information in this term sheet supplements the information provided in the preliminary prospectus supplement dated June 24, 2024. To the extent information in this term sheet conflicts with information in the preliminary prospectus supplement, this term sheet controls. All capitalized terms used in this term sheet shall have the meaning ascribed to them in the preliminary prospectus supplement.

The issuer has filed a registration statement (including a prospectus) and prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: (1) BNP Paribas Securities Corp. toll-free at 1 (800) 854-5674; (2) SMBC Nikko Securities America, Inc. toll-free at 1 (888) 868-6856; (3) Truist Securities, Inc. toll-free at 1 (800) 685-4786; or (4) Wells Fargo Securities, LLC toll-free at 1 (800) 645-3751.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via email or another communication system.